Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Successor	Predecessor	Successor	Predecessor
	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Earnings

Income (Loss) from Operations before Noncontrolling Interest and Income Taxes	$2	$(99)	$45	$(372)
Fixed Charges	221	310	427	779

Total Earnings	$223	$211	$472	$407

Fixed Charges
Interest Expense	$212	$211	$416	$666
Interest Expense Included Within Reorganization Items, Net	-	92	-	96
Amortization of Debt Costs	7	5	7	13
Interest Element of Rentals	2	2	4	4

Total Fixed Charges	$221	$310	$427	$779

Ratio of Earnings to Fixed Charges (1)	1.01	-	1.11	-

(1) Earnings for the three and six months ended June 30, 2009 were insufficient to cover fixed charges by $99 million and $372 million, respectively. As a result of such deficiencies, the ratios are not presented above.